Ur-Energy Acquires Large Data Package

Denver, Colorado (Marketwire – July 11, 2007) Ur-Energy Inc (TSX:URE) (“Ur-Energy”) is pleased to announce its acquisition of data from Power Resources Inc. (“PRI”) (Cameco - TSX:CCO) pertinent to exploration and development in the Shirley Basin, Wyoming USA area. The data includes drill hole logs for more than 1,000 drill holes, historical resource reports, maps, drill summaries, individual drill hole summaries, handwritten notes, and digital printouts from such previous operators as Cherokee, Kerr McGee, URADCO (PP&L), and Mobil as well as historical feasibility reports from Dames & Moore and Nuclear Assurance.

Ur-Energy will make any data covering its Shirley Basin, WY Bootheel and Buckpoint properties and as defined by the Area of Interest, available to the venture it has with Target Exploration & Mining (TSX.V:TEM) known as the Bootheel Project, LLC.

The Data Purchase Agreement includes a 1% royalty interest payable to PRI on uranium and associated minerals and materials produced from Ur-Energy’s Bootheel and Buck Point properties which involves 279 lode mining claims and 2 State of Wyoming Mineral Leases.

“This data package will play a key role moving forward on the Bootheel Project, LLC as well as provide for the possible identification of new properties to add to the Ur-Energy exploration properties pipeline,” stated Bill Boberg, President and Chief Executive Officer.

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Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production by 2009. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.